Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED FEBRUARY 14, 2023
TO THE PROSPECTUS DATED JULY 13, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 13, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of March 1, 2023;
•to disclose the calculation of our January 31, 2023 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of January 31, 2023, our portfolio consisted of 83% real estate properties, 14% real estate-related loans and securities, and the remainder in cash and cash equivalents. As of January 31, 2023, our real estate-related loans and securities consisted of 84 investments with an aggregate fair value of approximately $344 million. As of January 31, 2023, our real estate properties consisted of multifamily (56%), net lease (26%), single-family rental (7%), office (6%) and logistics (5%).

March 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class S	$13.2112
Class I	$13.3019
Class D	$13.2957
Class T	$13.3019
The March 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
January 31, 2023 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2023 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2023 ($ and shares/units in thousands):

Components of NAV	January 31, 2023
Investments in real estate	$1,806,436
Investments in real estate-related loans and securities	343,686
Investments in unconsolidated entities	81,921
Cash and cash equivalents	50,839
Restricted cash	13,830
Other assets	34,202
Debt obligations	(1,035,357)
Accrued stockholder servicing fees(1)	(345)
Management fee payable	(1,246)
Dividend payable	(5,323)
Subscriptions received in advance	(4,363)
Other liabilities	(28,296)
Non-controlling interests in joint ventures	(22,006)
Net asset value	$1,233,978
Number of shares/units outstanding	93,233

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2023, we had accrued under GAAP approximately $29.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of January 31, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$493,139	$576,306	$1,030	$—	$118,806	$43,707	$990	$1,233,978
Number of shares/units outstanding	37,327	43,326	77	—	9,135	3,293	75	93,233
NAV Per Share/Unit as of January 31, 2023	$13.2112	$13.3019	$13.2957	$—	$13.0050	$13.2742	$13.2742

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of January 31, 2023, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.5%	5.1%
Net Lease	5.4%	4.8%
Office	8.3%	6.8%
Logistics	6.5%	5.4%
Single-Family Rental	6.5%	5.3%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values	Single-Family Rental Investment Values
Discount Rate	.25% Decrease	2.1%	2.0%	3.5%	2.9%	1.7%
(weighted average)	.25% Increase	(2.0)%	(2.0)%	(3.2)%	(2.6)%	(1.7)%
Exit Capitalization Rate	.25% Decrease	3.7%	4.1%	4.1%	4.9%	3.3%
(weighted average)	.25% Increase	(3.4)%	(3.7)%	(3.5)%	(3.9)%	(2.5)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2022 ($ and shares/units in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$1,807,704
Investments in real estate-related loans and securities	332,787
Investments in unconsolidated entities	80,591
Cash and cash equivalents	61,824
Restricted cash	18,175
Other assets	31,743
Debt obligations	(1,034,413)
Accrued performance fee	(6,566)
Accrued stockholder servicing fees(1)	(345)
Management fee payable	(1,239)
Dividend payable	(5,256)
Subscriptions received in advance	(8,166)
Other liabilities	(33,821)
Non-controlling interests in joint ventures	(22,001)
Net asset value	$1,221,017
Number of shares/units outstanding	91,762

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of December 31, 2022, we had accrued under GAAP approximately $29.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of December 31, 2022, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$487,102	$566,427	$482	$—	$122,129	$43,887	$990	$1,221,017
Number of shares/units outstanding	36,704	42,397	36	—	9,343	3,210	72	91,762
NAV Per Share/Unit as of December 31, 2022	$13.2712	$13.3602	$13.2204	$—	$13.0716	$13.6732	$13.6732

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of December 31, 2022, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 24,945,835 shares of our common stock (consisting of 18,936,753 Class S shares, 5,928,236 Class I shares and 80,846 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $333,732,188 and (ii) 1,709,212 shares of our common stock (consisting of 964,531 Class S shares, 744,657 Class I shares and 24 Class D shares; no Class T shares had been issued or sold as of the applicable date) pursuant to our distribution reinvestment plan for a total value of $23,066,668. We intend to continue selling shares in the Offering on a monthly basis.